FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September17, 2003

Lucky1 Enterprises Inc.

Filer# 0-16353

#1460 – 701 West Georgia Street

Vancouver, British Columbia

Canada V7Y 1C6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

 EXHIBITS

Exhibit 1

Schedule “A” - Press Release dated September 17, 2003

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lucky 1 Enterprises Inc.

By: "Bedo H. Kalpakian"

(Signature)

President & Director

Date: September 17, 2003

Exhibit 1

SCHEDULE "A"

NEWS RELEASE

Symbol: LKYOF.OTC Bulletin Board

September 17, 2003

Lucky 1 Enterprises Inc. (the “Company or “Lucky”) is pleased to announce that further to the Company’s News Release dated September 8, 2003, Las Vegas From Home.com Entertainment Inc. (“Las Vegas”), a related company, has received final approval from the TSX Venture Exchange in respect to the Private Placement Financing Agreement.  The Company has acquired for investment purposes 1,000,000 common shares of Las Vegas at a price of Canadian $0.10 per common share with a hold period expiring January 15, 2004.  The Company may in the future either increase or decrease its investment in Las Vegas.

In addition and further to the Company’s News Release dated September 8, 2003 wherein the Company announced a non-brokered Private Placement Financing Agreement with an Individual (the “Placee”) for total proceeds to the Company of $300,000 the Company has closed this Private Placement Financing and has issued to the Placee 300,000 common shares which have a hold period expiring September 8, 2004.  A finder’s fee of 10% is payable to an arms length third party in respect to this transaction.

FOR MORE INFORMATION ON THE COMPANY, PLEASE CONTACT US AT TELEPHONE NUMBER (604) 681-1519 or email: info@lucky1.net .

On behalf of the Board of

Lucky 1 Enterprises Inc.

"Bedo H. Kalpakian"

____________________________

Bedo H. Kalpakian, President

LUCKY 1 ENTERPRISES INC.

P.O. Box 10147

1460 – 701 West Georgia Street

Vancouver, BC, Canada   V7Y 1C6

Tel:  (604) 681-1519

Fax: (604) 681-9428

Email: Info@lucky1.net  website: www.lucky1.net